Filing by Delaware Investments National Municipal Income Fund pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Act of 1934.

Subject Company: Delaware Investments Minnesota Municipal Income Fund II, Inc. (SEC File No. 811-07420)

Press release
PHILADELPHIA, August 12, 2021
For immediate release
Delaware Funds® by Macquarie municipal income funds announce Board approval of municipal closed-end fund reorganizations

Today, the following three municipal income funds, Delaware Investments Colorado Municipal Income Fund, Inc. (VCF); Delaware Investments National Municipal Income Fund (VFL); and Delaware Investments Minnesota Municipal Income Fund II, Inc. (VMM) (each, a “Fund” and together, the “Funds”), each a closed-end management investment company, announced that the Boards of Directors/Trustees (the “Boards”) of the Funds approved the reorganization of each of VCF and VMM into VFL (each, a “Reorganization” and together, the “Reorganizations”).

It is currently expected that the Reorganizations will be completed in early 2022 subject to approval by Fund shareholders and the satisfaction of customary closing conditions.

This press release is not intended to, and does not constitute an offer to purchase or sell shares of the Funds nor is this press release intended to solicit a proxy from any shareholder of any of the Funds. The solicitation of the purchase or sale of securities or of proxies to effect the Reorganizations will only be made by either a definitive Proxy Statement or a definitive Proxy Statement/Prospectus.

This press release references a Proxy Statement and a Proxy Statement/Prospectus, to be filed by the Funds. The Proxy Statement and the Proxy Statement/Prospectus have yet to be filed with the U.S. Securities and Exchange Commission (the “SEC”). After the Proxy Statement and the Proxy Statement/Prospectus are filed with the SEC, each may be amended or withdrawn. The Proxy Statement/Prospectus will not be distributed to shareholders of the Funds unless and until a Registration Statement comprising of the Proxy Statement/Prospectus is declared effective by the SEC.

SHAREHOLDERS OF THE FUNDS ARE URGED TO READ THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATIONS. SHAREHOLDERS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF THE FUNDS CAREFULLY. THE PROXY STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN INFORMATION WITH RESPECT TO THE INVESTMENT OBJECTIVES, RISKS, CHARGES, AND EXPENSES OF THE FUNDS.

The Proxy Statement and the Proxy Statement/Prospectus will not constitute an offer to buy or sell securities, in any state where such offer or sale is not permitted.

Shareholders may obtain free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies (when they become available) of the Proxy Statement, the Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to the Funds at 800 523-1918.

The investment objective of Delaware Investments Colorado Municipal Income Fund, Inc. and Delaware Investments Minnesota Municipal Income Fund II, Inc. is to provide current income exempt from federal income tax and from the personal income tax of its state, if any, consistent with the preservation of capital. The investment objective of Delaware Investments National Municipal Income Fund is to provide current income exempt from regular federal income tax consistent with the preservation of capital.

About Macquarie Investment Management

Macquarie Investment Management, a member of Macquarie Group, includes the former Delaware Investments and is a global asset manager with offices throughout the United States, Europe, Asia, and Australia. As active managers, we prioritize autonomy and accountability at the team level in pursuit of opportunities that matter for clients. Macquarie Investment Management is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Advisory services are provided by Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Funds® by Macquarie, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited (MBL), none of the entities referred to in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of MBL, a subsidiary of Macquarie Group Limited and an affiliate of Macquarie Investment Management. MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.

Contacts

Investors	Media contacts
Computershare	Daniela Palmieri
866 437-0252	215 255-8878
delawarefunds.com/closed-end
Sarah Stein
212 231-0323

© 2021 Macquarie Management Holdings, Inc.

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